UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

          Under the Securities Exchange Act of 1934 (Amendment No. 2)*



                                Technitrol, Inc.
                                (Name of Issuer)


                                  Common Stock
                         (Title of Class of Securities)


                                    878555101
                                 (CUSIP Number)


       Eric D. Schoenborn, Esquire, Stradley, Ronon, Stevens & Young, LLP
          Woodland Falls Corporate Park, 210 Lake Drive East, Suite 102
                          Cherry Hill, New Jersey 08002
                                 (856) 321-2413

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                 April 16, 2002
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

___________________________

CUSIP No.      878555101
___________________________

------------- ------------------------------------------------------------------

     1        NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                VIRGINIA FRESE PALMER

------------- ------------------------------------------------------------------

     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [ ]
                       (b) [ ]

------------- ------------------------------------------------------------------

     3         SEC USE ONLY


------------- ------------------------------------------------------------------

     4        SOURCE OF FUNDS*

                                00
------------- ------------------------------------------------------------------

     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]


------------- ------------------------------------------------------------------

     6        CITIZENSHIP OR PLACE OF ORGANIZATION

                                U.S.A.
--------------------------- -------------- -------------------------------------

                                  7        SOLE VOTING POWER
        NUMBER OF
          SHARES                                            0
       BENEFICIALLY         -------------- -------------------------------------
         OWNED BY
           EACH                   8        SHARED VOTING POWER
        REPORTING
          PERSON                                    2,566,500
           WITH             -------------- -------------------------------------

                                  9        SOLE DISPOSITIVE POWER

                                                            0
                            -------------- -------------------------------------

                                 10        SHARED DISPOSITIVE POWER

                                                    2,566,500
------------- ------------------------------------------------------------------

    11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    2,566,500
------------- ------------------------------------------------------------------

    12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES*                                     [ ]

------------- ------------------------------------------------------------------

------------- ------------------------------------------------------------------

    13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      6.4%
------------- ------------------------------------------------------------------

    14        TYPE OF REPORTING PERSON*

                                       IN
------------- ------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


This statement is the second amendment to the statement on Schedule 13D filed by Virginia Frese Palmer. This amendment is filed to report changes in her beneficial ownership as further described in Item 5 below.

Item 1.  Security and Issuer.
         -------------------

          This statement on Schedule 13D relates to the common stock, $0.125 par value (the "Common Stock"), of Technitrol, Inc., 1210 Northbrook Drive, Suite 385, Trevose, PA 19053 (the "Company").

Item 2.  Identity and Background.
         -----------------------

          The person filing this statement is Virginia Frese Palmer. All correspondence to Mrs. Palmer should be forwarded to the following address:

                           7147 E. Sabino Vista Circle
                           Tucson, AZ  85750-2631

          Mrs. Palmer is not currently employed and has not been convicted in a criminal proceeding nor been a party to any civil proceeding related to federal or state securities laws within the last five years. Mrs. Palmer is a citizen of the United States of America.

Item 3.  Source and Amount of Funds and Other Consideration.
         --------------------------------------------------

          N/A. All shares beneficially owned by Mrs. Palmer derive from her interests in certain trusts as described in greater detail in Item 5 below. As per the terms of the "Palmer Family Trust", as amended (the "Trust"), the shares of the Company held in the Trust were administered and distributed to the "Palmer Family Trust - Survivor's Share" (the "Survivor's Share") and the "Palmer Family Trust - Residuary Trust Share" (the "Residuary Trust Share") upon the death of Gordon Palmer, Jr.

Item 4.  Purpose of the Transaction.
         --------------------------

          The Survivor's Share and the Residuary Trust Share received the shares as a result of the death of Gordon Palmer, Jr. The Unitrust (as defined below in Item 5) was formed by Mrs. Palmer on June 20, 2000 and was funded by gifts of shares of Common Stock from her that were taken from the Survivor's Share as further described in Item 5 below. The Survivor's Share intends to make dispositions of shares of Common Stock to certain charitable organizations. The Residuary Trust and the Unitrust intend to continue to make open market sales to diversify their holdings.

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

          As of the date hereof, Mrs. Palmer beneficially owns 2,566,500 shares of Common Stock, or approximately 6.4% of the outstanding Common Stock.1 Mrs. Palmer shares voting and dispositive power over such shares.


----------
1 Based on 40,059,895 shares of Common Stock outstanding on April 22, 2002. Share amounts reflect two-for-one stock split on November 27, 2000.

          All shares beneficially owned by Mrs. Palmer derive from her interests in the Trust. The Trust was formed pursuant to a trust instrument dated August 27, 1991 in which the trustors (Gordon Palmer, Jr. and Mrs. Palmer) transferred to the Trust certain assets including shares of the Common Stock. As per the terms of the Trust, upon the death of either trustor, the remainder of the Trust shall divide into two shares (the Survivor's Share and the Residuary Trust Share) which shall be held as separate trusts, and administered and distributed as provided in the Trust. Gordon Palmer, Jr. died on March 30, 1997 causing the Trust to be split into the Survivor's Share and the Residuary Trust Share.

          The Survivor's Share is revocable by Mrs. Palmer, and she is a co-trustee of such trust along with J. Barton Harrison. Mrs. Palmer is also a beneficiary of the Survivor's Share during her lifetime. The Survivor's Share beneficially owns 1,779,184 shares of the Common Stock and shares voting and dispositive power with Mrs. Palmer for all such shares, subject to Mrs. Palmer's power to revoke the Survivor's Share. J. Barton Harrison (co-trustee) also shares voting and dispositive power with Mrs. Palmer for all shares held by the Survivor's Share, subject to Mrs. Palmer's power to revoke such trust.2

          The Residuary Trust Share is an irrevocable trust having Mrs. Palmer and J. Barton Harrison as co-trustees. Mrs. Palmer is also an income beneficiary of the Survivor's Share during her lifetime. The Residuary Trust Share beneficially owns 136,016 shares of the Common Stock, and J. Barton Harrison as co-trustee shares voting and dispositive power with Mrs. Palmer for all shares held by the Residuary Trust Share.

          On June 20, 2000, Mrs. Palmer formed the Virginia Frese Palmer Charitable Remainder Unitrust, dated June 20, 2000 ("Unitrust"). The Unitrust is irrevocable, and Mrs. Palmer is a co-trustee of such trust along with J. Barton Harrison. Mrs. Palmer is also a beneficiary of the Unitrust during her lifetime. The Unitrust beneficially owns 651,300 shares of the Common Stock and shares voting and dispositive power with Mrs. Palmer for all such shares. J. Barton Harrison (co-trustee) also shares voting and dispositive power with Mrs. Palmer for all shares held by the Unitrust. The Unitrust was initially funded by Mrs. Palmer on June 22, 2000 with a gift of 500,000 (pre-split) shares of Common Stock that were taken from the Survivor's Share.

          The information required by Item 2 for the persons with whom Mrs. Palmer shares voting power is as follows:

                           Palmer Family Trust - Survivor's Share
                           c/o  J. Barton Harrison
                           1452 County Line Road
                           Rosemont, PA 19010-1404

                           Palmer Family Trust - Residuary Trust Share
                           c/o  J. Barton Harrison
                           1452 County Line Road
                           Rosemont, PA 19010-1404

                           Virginia Frese Palmer Charitable Remainder Unitrust,
                            dated June 20, 2000
                           c/o  J. Barton Harrison
                           1452 County Line Road
                           Rosemont, PA 19010-1404

                           J. Barton Harrison
                           1452 County Line Road
                           Rosemont, PA 19010-1404

----------
2 Mr. Harrison disclaims beneficial ownership in the shares beneficially owned by the Survivor's Share.

          Mr. Harrison is currently a Director of the Company and is retired. Mr. Harrison will retire as a Director of the Company on May 22, 2002. He has not been convicted in a criminal proceeding nor been a party to any civil proceeding related to federal or state securities laws within the last five years. Mr. Harrison is a citizen of the United States of America.

          While the Survivor's Share, the Residuary Trust Share and the Unitrust have made charitable contributions or sales of Common Stock since November 3, 2000 (date of first amendment to Schedule 13D), they have not have effected any transactions in the Common Stock during the past sixty days. Nevertheless, the beneficial ownership of Mrs. Palmer has decreased by more than one percent (1%) primarily as a result of the Company issuing additional shares of its Common Stock in April 2002 pursuant to a public offering.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect
         ---------------------------------------------------------------------
         to Securities of the Issuer.
         ----------------------------

          See Item 5.

Item 7.  Material to Be Filed as Exhibits.
         --------------------------------

          None.

Signature.

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 8, 2002


/s/ Virginia Frese Palmer
-----------------------------------
Virginia Frese Palmer